Exhibit 99.37

PRESS RELEASE
SOURCE: Acasti Pharma Inc.

Acasti to Present at The Annual Roth Conference and Grants Incentive Stock Options

Laval, Québec, CANADA – March 6, 2012 – Acasti Pharma Inc. (“Acasti”) (TSX-V.APO), a Neptune Technologies & Bioressources Inc. (“Neptune”) subsidiary, announces it will be presenting at the 24th Annual Roth Conference and that it has granted incentive stock options.

Acasti at The 24th Annual Roth Conference:
Monday, March 12, 2012
4:30 PM, Pacific Time
Ritz Carlton Hotel, Dana Point, California
Speaker : Harlan Waksal, M.D., Executive Vice-President, Business & Scientific Affairs

The 24th annual Roth  Conference is taking place in California from March 11 to 14, 2012.  Over 400 companies selected by Roth Capital Partners will be represented at the conference and the organizers expect over 1000 buy-side investors. This event is designed to provide investors with a unique opportunity to gain insight into small and mid-cap growth companies across a variety of sectors.

A webcast of the presentation will be available on the Acasti website at www.acastipharma.com shortly after the presentation.

Incentive Stock Options
As of March 5th, 2012, the Board of Directors, as part of its annual review of direct and indirect remunerations, decided to grant a total of 2,105,000 incentive stock options of Acasti to employees, executives officers and directors.  Acasti incentive stock options have an exercice price of $2 and a 5 year maturity.  Insiders have been granted a total of 1,450,000 Acasti incentive stock options.

The options were granted subject to provisions of the Company's stock option plan which was approved by shareholders in June 2011, and subject to the TSX policies and the applicable securities laws.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About Neptune Technologies & Bioressources Inc. (NASDAQ:NEPT – TSX-V:NTB)

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Acasti Contact:
Tina Sampalis	Xavier Harland
President	Chief Financial Officer
+1.450.686.4555	+1.450.687.2262
t.sampalis@acastipharma.com	x.harland@acastipharma.com
www.acastipharma.com

Howard Group Contact:
Dave Burwell
+1.888.221.0915
dave@howardgroupinc.com
www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements"  within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.